July 17, 2025

Alex Xu
Chief Financial Officer
Qifu Technology, Inc.
7/F Luijazui Finance Place, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

       Re: Qifu Technology, Inc.
           Form 20-F for the year ended December 31, 2024
           Response dated July 11, 2025
           File No. 001-38752
Dear Alex Xu:

       We have reviewed your July 11, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our June 26,
2025 letter.

Form 20-F for the year ended December, 31, 2024
Risk Factors
Changes in China's economic, political or social conditions or government policies could have a material adverse effect..., page 54

1.     We note your response to prior comment 2. The proposed revisisons do not fully
       restore your disclosure to the disclosure as contained in the Form 20-F filed April 27,
       2023. In future filings, please restore your disclosure to specifically include the risk that the PRC government has significant authority to exert influence on the ability of a
       China-based company to conduct its business, that investors face uncertainty from the
       PRC government, and that the Chinese government exercises significant control over the Chinese economy. Again, we refer you to the Division of Corporation
Finance   s
       Sample Letter to China Based Companies, issued December 2021 and July
2023.
 July 17, 2025
Page 2

        Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Haiping Li